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United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.	Milan
File No. 047685-0001

Washington, D.C. 20549-6010

Attention:	Max A. Webb, Assistant Director
Sonia Bednarowski
Lynwood Shenk
Patrick Kuhn
Re:	Spirit Airlines, Inc.
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-169474

Ladies and Gentlemen:

On behalf of Spirit Airlines, Inc. (the “Company”), we are hereby filing Amendment No. 6 (“Amendment No. 6”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2010 and amended by Amendment No. 1 filed on October 28, 2010, Amendment No. 2 filed on November 18, 2010, an exhibit-only Amendment No. 3 filed on November 19, 2010, Amendment No. 4 filed on February 28, 2011, and Amendment No. 5 filed on March 16, 2011 (“Amendment No. 5”, and such registration statement, as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package that includes eight copies of Amendment No. 6, four of which have been marked to show changes from Amendment No. 5.

Amendment No. 6 has been revised to reflect the Company’s response to the comment received by facsimile on March 22, 2011, from the staff of the Commission (the “Staff”). For ease of review, we have set forth below the numbered comment of your letter and the Company’s response thereto.

April 27, 2011

Executive Compensation, page 115

Determination of Compensation, page 116

1.	We note your disclosure on page 117 that you provide cash bonuses to provide incentives to executive officers to achieve annual company-wide performance goals and that, in determining bonuses to executive officers with respect to 2010, your compensation committee reviewed your financial and operating performance. Please quantify all company-wide performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not establish any performance targets with respect to its annual bonus program for 2010. Instead, the compensation committee reviewed the Company’s overall financial and operating performance and awarded discretionary bonuses in light of that overall performance. The Company has revised its disclosure on page 119 of Amendment No. 6 to clarify that no performance targets were established for 2010.

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (650) 463-2643 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond of LATHAM & WATKINS LLP

cc:	B. Ben Baldanza, Spirit Airlines, Inc.
Thomas C. Canfield, Spirit Airlines, Inc. Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP